

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 5, 2017

Via E-mail
Salvador Rosillo
Chief Executive Officer
HempAmericana, Inc.
78 Reade Street, 4F (Bell 7)
New York, NY 10007

  Re: HempAmericana, Inc.
    Amendment No. 4 to Offering Statement on Form 1-A
    Filed May 19, 2017
    File No. 024-10642

Dear Mr. Rosillo:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

1. Please update your financial information to include your most recently completed fiscal year end according to Part F/S(b)(3)(A) of Form 1-A.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction